

Mail Stop 3561

December 11, 2017

Blake L. Sartini
President and Chief Executive Officer
Golden Entertainment, Inc.
6595 S. Jones Boulevard
Las Vegas, NV 89118

> **Re: Golden Entertainment, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 15, 2017**
> **File No. 333-221590**

Dear Mr. Sartini:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You filed a Form 8-K on October 23, 2017 indicating that you intend to file by amendment the historical financial statements and pro forma financial information of American Casino & Entertainment Properties, LLC not later than 71 calendar days after the date the Form 8-K was required to be filed. Please tell us what the significance of these acquisitions will be to your business for purposes of Rule 3-05(b)(4)(i) of Regulation S-X. In this regard, we note that if an acquisition will be more than 50% significant, you would be required to include or incorporate by reference the information required by Rule 3-05 and Article 11 of Regulation S-X before your registration statement is declared effective. If more than 20% significant but less than or equal to 50% significant, the financial statements need not be included unless the registration statement on

       Form S-3 is declared effective 75 days or more after the acquisition is consummated. Please see Item 11(b) of Form S-3, Rules 3- 05(a)(1)(i) and 11-01(a)(2) of Regulation S-X.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure